Providing Quality Healthcare Since 1979

December 5, 2013

BY EDGAR AND HAND DELIVERY

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Addus HomeCare Corporation

Registration Statement on Form S-3/A

Filed November 27, 2013

File No. 333-192163

Dear Mr. Reynolds:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the registration statement on Form S-3 filed by Addus HomeCare Corporation (the “Company”) on November 7, 2013, as amended by the amendment to the registration statement filed by the Company on Form S-3/A on November 27, 2013 (the “Amended Registration Statement”). We respectfully request that the Amended Registration Statement become effective at 4:00 PM EST on December 9, 2013, or as soon as practicable thereafter. Once the Amended Registration Statement has been declared effective, please notify our counsel Winston & Strawn LLP, by contacting Jennifer Kurtis at jkurtis@winston.com or 212-294-6675. As requested by the Commission, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in filing; and

December 5, 2013

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

Very truly yours,

/s/ Dennis B. Meulemans
Dennis Meulemans
Chief Financial Officer
Addus HomeCare Corporation

cc:	Pamela Howell, Esq.

Erin Wilson, Esq.

Mr. Mark S. Heaney

Jennifer Kurtis, Esq.